Exhibit 99.1

Qudian Provides QD Food Progress Report

XIAMEN, China, July 18, 2022 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a consumer-oriented technology company in China, today provided an update on its ready-to-cook meal business under the brand of QD Food, including its operational progress and recent initiatives. Introduced in March 2022, QD Food is Qudian’s latest strategic venture leveraging its technology capabilities to create innovative consumer products and services.

Since its inception, QD Food has made remarkable progress. As of July 18, 2022, the Company has 15 warehousing, assembly and packaging facilities, delivering products to over 200 cities and towns across China. Consumers can currently place orders through three channels, Douyin’s livestreaming platform, QD Food’s WeChat mini-program, and the QD Food App. Presently, QD Food offers over 10 dishes, including delicious classic dishes such as boiled fish with pickled cabbage, steamed pork with rice flour and beer-braised duck, which are well-liked by the consumers and receiving much positive feedback.

In particular, on July 17, 2022, QD Food hosted the “717 Foodies Festival,” a livestreaming event on Douyin featuring CEO Min Luo introducing QD Food’s products to millions of viewers, whose sparkling performance fueled sales of a total of approximately 9.56 million dishes [1]. The event was ranked No. 1 on Douyin for over 10 hours during the livestreaming, with peak concurrent viewers reaching an impressive high of over 900 thousand and attracting about 4 million new followers for Mr. Min Luo’s Douyin account “Qudian Boss Luo.” As of July 18, 2022, the account’s total number of followers exceeded 5 million.

“We are excited to see QD Food going from strength to strength, especially the outstanding commercial performance of our livestreaming event,” said Mr. Min Luo, Founder, Chairman and CEO of Qudian. “To capitalize on the burgeoning popularity of livestreaming e-commerce and the vast market demand for ready-to-cook foods, we will continue developing high-quality products and delivering outstanding consumer experiences. The successful establishment of QD Food is enabling us to seize market opportunities to create a new, accelerated engine for our sustainable growth.”

Catering to working families, QD Food features fresh ingredients and ready-to-cook dishes that can be conveniently and easily prepared at home, at excellent value-for-money prices.

[1]	Without considering potential refunds and refunded orders.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit https://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency contains forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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